As filed with the Securities and Exchange Commission on December 21, 2007.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE NEW GERMANY FUND, INC.
(Name of Subject Company (issuer))

THE NEW GERMANY FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

644465106
(CUSIP Number of Class of Securities)

David Goldman
The New Germany Fund, Inc.
c/o Deutsche Investment Management Americas, Inc.
345 Park Avenue
New York, New York 10154
(212) 454-7190
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
John T. Bostelman, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐  Check the appropriate boxes to designate any transactions to which this statement relates:
☐  third party tender offer subject to Rule 14d-1
☑  issuer tender offer subject to Rule 13e-4
☐  going-private transaction subject to Rule 13e-3
☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1-11.

Not Applicable.

Item 12.	Exhibits

Exhibit 99.1	Press Release issued by The New Germany Fund, Inc. on December 21, 2007.

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW GERMANY FUND, INC.

By:	/s/ David Goldman
Name:     David Goldman
Title: Secretary and Vice President

Dated: December 21, 2007